JIUZI HOLDINGS INC.

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Jiuzi Holdings Inc.
Request to Withdraw Registration Statement on Form F-3
File No. 333-276669

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Jiuzi Holdings Inc. (the “Company”) hereby respectfully requests immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-276669) filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2024, together with all exhibits thereto (the “Registration Statement”). The Company confirms to the Commission that no securities under the Registration Statement have been sold.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com or by telephone at (212) 530-2210.

Respectfully submitted,

/s/ Tao Li
Tao Li
Chief Executive Officer

cc:	Joan Wu
Hunter Taubman Fischer& Li LLC